601 Lexington Avenue

New York, NY 10022

United States

+1 212 446 4800

www.kirkland.com

August 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Charles Eastman, Martin James, Erin Donahue and Erin Purnell

Re:	Birkenstock Holding Limited

Draft Registration Statement on Form F-1

Submitted July 7, 2023

CIK No. 0001977102

Ladies and Gentlemen:

This letter sets forth the responses of Birkenstock Holding Limited (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 2, 2023 with respect to the above-referenced Draft Registration Statement on Form F-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments, and the Company is concurrently confidentially submitting an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

1.	Staff’s comment: Please identify the controlling shareholder on the cover page. If the controlling shareholder will also be the selling shareholder, please state that as well.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston London   Los   Angeles   Miami   Munich   Paris   Salt Lake   City   Shanghai Washington, D.C.

Securities and Exchange Commission August 24, 2023 Page 2

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement accordingly.

Industry and Market Data, page iv

2.

Staff’s comment: We note that the prospectus includes market, industry, and other data based on information from third-party sources. Please tell us if you commissioned any of the industry or other data that you reference and, if so, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it did not commission any of the industry or other data referenced in the prospectus that is based on information from third-party sources.

3.

Staff’s comment: We note your disclosure that “The Company does not accept responsibility for the factual correctness of any such statistics or information obtained from third parties.” This statement appears to imply a disclaimer of responsibility for the information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page v of the Amended Registration Statement accordingly.

Summary, page 1

4.

Staff’s comment: Please revise your summary to present an objective description of the challenges and/or weaknesses of your business and operations. For example, you highlight your competitive strengths and pillars of growth without equally prominent disclosure regarding your weaknesses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it has already provided disclosure regarding the challenges it faces and the weaknesses of its business and operations in the “Summary” section under the caption “Risk Factors Summary.” Potential investors also have the benefit of the complete risk factors in the “Risk Factors” section. Further, the Company has reviewed the prospectuses for many of the most recently completed initial public offerings in the consumer sector and generally did not see in the summary section for those prospectuses any negative disclosure regarding those companies’ prospects other than the disclosure contained in their risk factors summary and risk factors sections. Companies that have included such additional weaknesses disclosure in the “Summary” section of their prospectuses are often less mature companies that have yet to generate significant profits, if any, and, in some cases, have yet to generate revenue, which is in contrast to the Company, which has generated significant revenue, gross profit, net profit and Adjusted EBITDA. The Company is concerned that such additional disclosure in the “Summary”

Securities and Exchange Commission August 24, 2023 Page 3

section, when other similarly situated companies have not provided similar disclosure, could create a false negative implication about the Company’s prospects relative to similarly situated competitors. The Company’s strong preference would be not to include additional and already summarized negative disclosure in the “Summary” section that is then discussed in full in the “Risk Factors” section.

However, in response to the Staff’s comment, the Company has included in the “Summary” section, at the end of the summary description of its strengths on page 13 of the Amended Registration Statement, a cross-reference to the “Risk Factors Summary” and “Risk Factors” sections of the prospectus.

Risk Factors

Counterfeit or “knock-off” products, as well as products that are “inspired-by-BIRKENSTOCK” may siphon off, page 32

5.	Staff’s comment: Please update this risk factor, if material, to discuss past violations of IP rights and how your business has been impacted.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that past violations of IP rights have had a material impact on the Company’s business.

Our operations, products, systems and services rely on complex IT systems and networks that are subject to the risk of disruption and securi, page 45

6.

Staff’s comment: We note your risk factor regarding cybersecurity risks. Please describe the extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company’s supply chain/suppliers/service providers.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 47 of the Amended Registration Statement accordingly.

Use of Proceeds, page 69

7.	Staff’s comment: Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. See Item 3.C of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 70 of the Amended Registration Statement accordingly. The Company respectfully advises the Staff that further details regarding the principal intended uses of the net proceeds of the offering will be provided in a subsequent amendment to the Amended Registration Statement.

Securities and Exchange Commission August 24, 2023 Page 4

Management’s Discussion and Analysis of- Financial Condition and Operations

Non-IFRS Financial Measures

Adjusted EBITDA and Adjusted EBITDA margin, page 79

8.

Staff’s comment: Please revise the discussion following the table to clearly describe each of the items for which you adjust when calculating Adjusted EBITA in each reported period. The current reference to obtain a further description at Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Measures, appears to be circular in nature as it is referring the reader to this very section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27, 80 and 81 of the Amended Registration Statement accordingly.

Results of Operations, page 87

9.

Staff’s comment: You disclose in your risk factors that inflation has negatively impacted your results of operations, leading to increased employee wages and the cost of materials. In addition, you disclose that you have mitigated these pressures through price increases. To the extent possible, and if material, please revise this discussion to quantify and disclose the impact of the inflationary pressures you are experiencing on your revenues, cost of sales, selling and distribution expenses and operating expenses.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 95 and 96 of the Amended Registration Statement accordingly.

Business

Broad and Democratic Fan Base page 115

10.	Staff’s comment: Please provide support for the statement that you are “one of the few brands in the world that has demonstrated success across a broad price range.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 123 of the Amended Registration Statement accordingly.

Properties, page 137

11.	Staff’s comment: Please provide the disclosure required by Item 4.D of Form 20-F for material properties mentioned in this section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Amended Registration Statement accordingly.

Securities and Exchange Commission August 24, 2023 Page 5

Financial Statements, page F-1

12.	Staff’s comment: Please provide updated interim financial statements and related disclosures as required by Item 8.A.5 of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has included the Company’s interim financial statements as of and for the six months ended March 31, 2023 in the Amended Registration Statement, together with related disclosures.

Revenue from Contracts with Customers, page F-62

13.

Staff’s comment: We note from the business section that you make several references to your silhouettes, including your core Silhouettes - the Madrid, Arizona, Boston, Gizeh and Mayari. You indicate on page 4 that your top five silhouettes collectively generated nearly 76% of your annual revenues in fiscal 2022. Please tell us what consideration you have given to disclosing disaggregated revenue by product line. Refer to IFRS 15.114.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it recognizes that IFRS 15.114 requires an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company considered the requirements and guidance set forth in IFRS 15.114 and IFRS 15.B88 when selecting the type of categories to use to disaggregate revenue in its financial statements, including the information that is regularly reviewed by its Chief Operating Decision Maker (“CODM”) for evaluating the financial performance of its operating segments, information used for internal resource allocation decisions and disclosures presented outside the financial statements. The Company’s primary rationale for not providing information on a product line basis is rooted in the similarity of the nature, amount, timing and certainty of the revenues recognized by product line. The Company does not experience any significant variation in revenue recognition based on product line. Additionally, while the Company acknowledges that it has hundreds of silhouettes, and it provides aggregated revenue amounts for the Company together with all of its subsidiaries to our CODM, it does not provide this information disaggregated by segment to its CODM for evaluating the performance of operating segments. Therefore, silhouettes do not represent separate, distinct product lines, but rather models/styles of its product, shoes, which are not affected by different economic factors in the sense of IFRS 15.114. As a result, the Company has determined that its current disaggregation of revenue by sales channels is appropriate under IFRS 15.114.

Securities and Exchange Commission August 24, 2023 Page 6

14.

Staff’s comment: We note the discussion in the last two paragraphs on page 85 relating to business-to-business, or “B2B”, and direct-to-consumer, or “DTC”, channel revenues. Please clarify for us whether there are differences in your policies for recognizing revenue from your two main sales channels, and if so, revise the financial statements to disclose separately your revenue recognition policy for sales made through your B2B and DTC channels.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that there are no differences in the Company’s revenue recognition policy for its B2B and DTC sales channels. As disclosed on page F-20 of the Amended Registration Statement, revenues are recognized when control of the products transfers to customers. The consideration recognized is the amount the Company expects to be entitled to at such point in time.

The Company has revised the disclosure on pages 87 and F-20 of the Amended Registration Statement to clarify the point in time when control transfers for each of the Company’s sales channels.

Exhibits

15.

Staff’s comment: Please file all material agreements, including but not limited to: (i) lease agreements, (ii) employment agreements, and (iii) supply agreements. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the employment agreements with the Company’s senior management are not required to be publicly filed in Jersey, the Company’s home country, are not otherwise publicly disclosed and therefore are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K. The Company also respectfully advises the Staff that it is not party to any material lease agreements, supply agreements or other agreements that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K, other than those agreements that are already listed in the exhibit index to the Amended Registration Statement.

General

16.

Staff’s comment: Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

•

Suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

Securities and Exchange Commission August 24, 2023 Page 7

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or

•	Be unable to supply products at competitive prices or at all.

Explain whether and how you have undertaken efforts to mitigate the impact and where possibly quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that its business has not been materially impacted by supply chain disruptions generally or in light of Russia’s invasion of Ukraine. Nevertheless, the Company has revised the disclosure on pages 35 and 38 of the Amended Registration Statement to, among other things, clarify the limited impact that Russia’s invasion of Ukraine has had on the Company to date.

17.	Staff’s comment: Please ensure that the website address you provided as your principal website is accurate and active.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the website address is accurate and will be made active at or prior to the time of the effectiveness of the Amended Registration Statement.

18.

Staff’s comment: Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is supplementally providing under separate cover written communications as defined in Rule 405 under the Securities Act that have been presented to potential investors in reliance on Rule 163B of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Ross M. Leff of Kirkland & Ellis LLP by telephone at 212-446-4947 or by email at ross.leff@kirkland.com.

Sincerely,

/s/ Ross M. Leff
Ross M. Leff

Via E-mail:

cc:	Oliver Reichert, Chief Executive Officer

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Holding Limited

Joshua N. Korff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP